Exhibit 99.1
AirMedia Announces Unaudited Second Quarter 2011 Financial Results
Beijing, China — August 18, 2011 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the second quarter ended June 30, 2011.
Second Quarter 2011 Financial and Business Highlights
•	Total revenues increased by 3.9% year-over-year to US$58.5 million.
•
Net loss attributable to AirMedia’s shareholders was US$8.6 million, which included a non-cash loss on the disposal of certain fixed assets of US$4.2 million and an impairment of intangible asset of US$656,000. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.13.

•
Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$6.1 million. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.09.

•
The Company continued generating positive operating cash flow in excess of capital expenditures in the second quarter of 2011. Other than restricted cash of US$6.1 million, cash increased to US$114.5 million as of June 30, 2011, from US$106.5 million as of December 31, 2010.

•
AirMedia started to put advertisements on the interior and exterior of the gate bridges at Terminal 3 of the Beijing Capital International Airport on May 7, 2011 and June 13, 2011, respectively. These advertisements on the gate bridges at Terminal 3 of the Beijing Airport generated revenues of US$2.2 million in the second quarter of 2011.

“Our business was heavily impacted in the second quarter due to the fact that the automobile industry was one of our top advertising industries. The Japanese earthquake negatively affected the supply chains of automobile manufacturers, and as a result, many of them reduced their advertising orders in the second quarter of 2011, especially those for new car model releases. However, we are happy to see a strong comeback from automobile industry in the third quarter with sizable advertising orders, including orders from Japanese automobile manufacturers. We expect to see advertising orders from automobile industry continue to more fully recover in the fourth quarter of this year,” commented Herman Guo, chairman and chief executive officer of AirMedia. “At the same time, we are also making progress in diversifying our revenue sources.”
“We are also pleased with having resolved issues of delay with gate bridge advertisements at Terminal 3 of the Beijing airport. For the third quarter of 2011, we will have advertising revenues from the Terminal 3 gate bridges for a full quarter that we expect to be sufficient to cover the corresponding quarterly concession fees,” added Mr. Guo
“We are disappointed at the second quarter revenue results. The impact from the automobile industry was more severe than what we had anticipated. However, I would like to point out that our net loss in the second quarter included non-cash charges of US$4.9 million from the disposal of certain fixed assets and the impairment of intangible asset. With the recovery of automobile-related advertising and the Terminal 3 gate bridges fully contributing to our revenues, we expect to see improvements in our bottom line results in the third quarter of 2011,” Ping Sun, AirMedia’s chief financial officer, commented.

Second Quarter 2011 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter		Y/Y	Q/Q
	Ended June	% of Total	Ended March	% of Total	Ended June	% of Total	Growth	Growth
	30, 2011	Revenues	31, 2011	Revenues	30, 2010	Revenues	rate	rate
Air Travel Media Network	54,669	93.4%	56,973	92.9%	52,559	93.3%	4.0%	-4.0%
Digital frames in airports	27,364	46.7%	30,192	49.2%	27,019	48.0%	1.3%	-9.4%
Digital TV screens in airports	3,911	6.7%	5,209	8.5%	6,550	11.6%	-40.3%	-24.9%
Digital TV screens on airplanes	5,608	9.6%	6,799	11.1%	5,872	10.4%	-4.5%	-17.5%
Traditional media in airports	16,056	27.4%	13,901	22.7%	12,241	21.7%	31.2%	15.5%
Other revenues in air travel	1,730	3.0%	872	1.4%	877	1.6%	97.3%	98.4%
Gas Station Media Network	1,373	2.3%	1,799	2.9%	801	1.4%	71.4%	-23.7%
Other Media	2,488	4.3%	2,581	4.2%	2,971	5.3%	-16.3%	-3.6%

Total revenues	58,530	100.0%	61,353	100.0%	56,331	100.0%	3.9%	-4.6%

Net revenues	57,014		59,901		55,085		3.5%	-4.8%
In the second quarter of 2011, many of AirMedia’s automobile advertisers delayed or cancelled their orders due to impact from the Japanese earthquake, which resulted in a weak year-over-year growth and a quarter-over-quarter decrease in total revenues.
Total revenues for the second quarter of 2011 reached US$58.5 million, representing a year-over-year increase of 3.9% from US$56.3 million and a quarter-over-quarter decrease of 4.6% from US$61.4 million. The year-over-year increase was due to increases in revenues from traditional media in airports, other revenues in air travel, gas station media network and digital frames in airports. The quarter-over-quarter decrease was primarily due to decreases in revenues from the digital product lines.
Revenues from digital frames in airports
Revenues from digital frames in airports for the second quarter of 2011 increased by 1.3% year-over-year and decreased by 9.4% quarter-over-quarter to US$27.4 million. The year-over-year increase was due to an increase in the number of time slots sold, which was partially offset by a decrease in the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter decrease was primarily due to a decrease in the ASP. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.
The number of time slots sold for the second quarter of 2011 increased by 5.1% year-over-year and by 0.9% quarter-over-quarter to 10,422 time slots. The year-over-year increase was due to our continued dedicated sales efforts. The quarter-over-quarter increase was primarily due to the lower ASP in the second quarter of 2011. AirMedia operated digital frames in 35 airports in the second quarter of 2011, up from 33 airports at the end of the second quarter of 2010 and unchanged from the end of the first quarter of 2011. The number of time slots available for sale for the second quarter of 2011 increased by 5.2% year-over-year and by 0.8% quarter-over-quarter to 34,398 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The slight quarter-over-quarter increase was primarily due to there being one more operating day in the second quarter of 2011 than in the previous quarter. The utilization rate of digital frames for the second quarter of 2011 was 30.3%, which remained relatively unchanged year-over-year and quarter-over-quarter.

The ASP of digital frames for the second quarter of 2011 decreased by 3.6% year-over-year and by 10.2% quarter-over-quarter to US$2,626. The year-over-year decrease was primarily due to changes in the mix of time slots sold, which was partially offset by an increase in the listing prices of our digital frames in some airports in January 2011. The number of time slots sold in the top three airports, which have significantly higher ASPs than the time slots sold in other airports, accounted for a much lower percentage of total number of time slots sold in the second quarter of 2011 than in the same period one year ago. To make up the loss of automobile advertisers’ budgets cut, AirMedia offered higher discounts to new clients to stimulate their demands and orders. The quarter-over-quarter decrease was primarily due to higher discounts offered in the second quarter of 2011 than in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the second quarter of 2011 decreased by 40.3% year-over-year and by 24.9% quarter-over-quarter to US$3.9 million. The year-over-year and quarter-over-quarter decreases were primarily due to decreases in the number of time slots sold, which were partially offset by increases in the ASP of digital TV screens in the airports.
The number of time slots sold for the second quarter of 2011 decreased by 54.4% year-over-year and by 31.4% quarter-over-quarter to 2,438 time slots. The year-over-year and quarter-over-quarter decreases were primarily due to a drop in demand and the higher ASP during the second quarter of 2011, which resulted in fewer time slots sold when advertisers did not increase their advertising spending at the same speed as the increase in ASP. The number of time slots available for sale for the second quarter of 2011 decreased by 19.6% year-over-year and by 1.8% quarter-over-quarter to 18,446 time slots. The year-over-year decrease was primarily due to the fact that AirMedia shortened advertising time within each one-hour program to 20 minutes from 25 minutes after it became the operator of CCTV’s Air Channel, to better attract air travelers’ attention. The quarter-over-quarter decrease was primarily due to the termination of operation of digital TV screens in Hangzhou Xiaoshan International Airport on March 1, 2011. The utilization rate for the second quarter of 2011 decreased by 10.1 percentage points year-over-year and by 5.7 percentage points quarter-over-quarter to 13.2%, primarily due to the decreases in the number of time slots sold, which were partially offset by the decreases in the number of time slots available for sale.
The ASP of digital TV screens in airports for the second quarter of 2011 increased by 30.8% year-over-year and by 9.5% quarter-over-quarter to US$1,604. The year-over-year and quarter increases were primarily due to lower discounts in the second quarter of 2011 than in the same period one year ago and in the previous quarter, and changes in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the second quarter of 2011 than in the same period one year ago and in the previous quarter.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the second quarter of 2011 decreased by 4.5% year-over-year and by 17.5% quarter-over-quarter to US$5.6 million. The year-over-year and quarter-over-quarter decreases were primarily due to decreases in the number of time slots sold.
The number of time slots sold for the second quarter of 2011 decreased by 25.9% year-over-year and by 17.2% quarter-over-quarter to 192 time slots. The year-over-year and quarter-over-quarter decreases were due to a drop in demand and the higher ASP during the second quarter of 2011, which resulted in fewer time slots sold when advertisers did not increase their advertising spending at the same speed as the increase in ASP. The number of time slots available for sale for the second quarter of 2011 increased by 4.5% year-over-year to 414 time slots and remained unchanged quarter-over-quarter. The year-over-year increase was primarily due to our operating of the digital media on Hainan Airlines’ airplanes, which was partially offset by the termination of our operating arrangement for the digital TV screens on Xiamen Airlines’ airplanes. The utilization rate for the second quarter of 2011 decreased by 19.0 percentage points year-over-year and 9.6 percentage points quarter-over-quarter to 46.4%. The year-over-year and quarter-over-quarter decreases were primarily due to the decreases in the number of time slots sold.

The ASP of digital TV screens on airplanes for the second quarter of 2011 increased by 28.8% year-over-year and decreased by 0.4% quarter-over-quarter to US$29,208. The year-over-year increase in the ASP was due to an increase in the listing prices of digital TV screens on the airplanes of Air China and China Southern Airlines in January 2011, lower discounts offered in the second quarter of 2011 than in the same period one year ago and the change in the mix of the time slots sold. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than the time slots sold on other airlines, accounted for a higher percentage in the second quarter of 2011 than in the same period one year ago. The quarter-over-quarter decrease in the ASP was primarily due to changes in the mix of the time slots sold, partially offset by lower discounts offered in the second quarter of 2011 than in the previous quarter. The number of time slots sold on the three largest airlines, which have significantly higher ASPs than the time slots sold on the other airlines, accounted for a lower percentage in the second quarter of 2011 than in the previous quarter.
Revenues from traditional media in airports
Revenues from traditional media in airports for the second quarter of 2011 increased by 31.2% year-over-year and by 15.5% quarter-over-quarter to US$16.1 million, which included US$2.2 million revenues from the gate bridges at Terminal 3 of Beijing Capital International Airport. The year-over-year and quarter-over-quarter increases were primarily due to increases in the number of locations sold, which were partially offset by decreases in the ASP of traditional media in airports.
The number of locations sold for the second quarter of 2011 increased by 39.6% year-over-year and by 21.6% quarter-over-quarter to 635 locations primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The number of locations available for sale for the second quarter of 2011 increased by 26.5% year-over-year and by 1.9% quarter-over-quarter to 892 locations. The year-over-year increase was primarily due to the newly signed contracts for billboards and painted advertisements on the gate bridges at Terminal 3 of Beijing Capital International Airport and the commencement of operations of light boxes in Dalian Zhoushuizi International Airport in September 2010. The quarter-over-quarter increase was primarily due to the newly signed contracts for billboards and painted advertisements on the gate bridges at Terminal 3 of Beijing Capital International Airport. The utilization rate of traditional media for the second quarter of 2011 increased by 6.7 percentage points year-over-year and decreased by 11.5 percentage points quarter-over-quarter to 71.2%. The year-over-year and quarter-over-quarter increases were due to the increase in the number of locations sold, partially offset by the increase in the number of locations available for sale.
The ASP of traditional media in airports for the second quarter of 2011 decreased by 6.0% year-over-year and by 5.1% quarter-over-quarter to US$25,285. The year-over-year and quarter-over-quarter decreases were primarily due to more locations with lower listing prices sold in the second quarter of 2011 than in the same period one year ago and in the previous quarter.
Revenues from the gas station media network
Revenues from the gas station media network for the second quarter of 2011 increased by 71.4% year-over-year and decreased by 23.7% quarter-over-quarter to US$1.4 million.
AirMedia intends to substantially reduce its shares in Beijing AirMedia Jinshi Advertising Co., Ltd., its subsidiary which operates the gas station media network.

Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010 which operates unipole signs and other outdoors media. Revenues from other media for the second quarter of 2011 decreased by 16.3% year-over-year and by 3.6% quarter-over-quarter to US$2.5 million.
Business tax and other sales tax
Business tax and other sales tax for the second quarter of 2011 were US$1.5 million, compared to US$1.2 million in the same period one year ago and US$1.5 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.
Net revenues
Net revenues for the second quarter of 2011 reached US$57.0 million, representing a year-over-year increase of 3.5% from US$55.1 million and a quarter-over-quarter decrease of 4.8% from US$59.9 million.
Cost of Revenues
Cost of revenues for the second quarter of 2011 was US$60.8 million, representing a year-over-year increase of 25.0% from US$48.6 million and a quarter-over-quarter increase of 8.2% from US$56.2 million. The year-over-year increase was primarily due to an increase in concession fees, a non-cash loss on the disposal of certain fixed assets of US$4.2 million, higher agency fees paid to third-party advertising agencies, and higher depreciation cost. The quarter-over-quarter increase was primarily due to a non-cash loss on the disposal of certain fixed assets of US$4.2 million and an increase in concession fees. Cost of revenues as a percentage of net revenues in the second quarter of 2011 was 106.6%, compared to 88.2% in the same period one year ago and 93.8% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations, and to other media resources owners for placing unipole signs and other outdoors media.
Concession fees for the second quarter of 2011 increased by 18.6% year-over-year and by 4.3% quarter-over-quarter to US$39.5 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter increase was primarily due to the newly signed contracts for billboards and painted advertisement on the gate bridges at Terminal 3 of Beijing Capital International Airport, which had more operational time in the second quarter of 2011. Concession fees as a percentage of net revenues in the second quarter of 2011 was 69.3%, increasing from 60.4% in the same period one year ago and increasing from 63.2% in the previous quarter. The year-over-year and quarter-over-quarter increases of concession fees as a percentage of net revenues were primarily due to the newly signed contracts for billboards and painted advertisement on gate bridges, which have a very low profit margin.
Gross Profit/Loss
Gross loss for the second quarter of 2011 was US$3.8 million, compared to gross profit of US$6.5 million in the same period one year ago and gross profit of US$3.7 million in the previous quarter.

Gross loss as a percentage of net revenues for the second quarter of 2011 was negative 6.6%, compared to gross profit as a percentage of net revenues of 11.8% in the same period one year ago and gross profit as a percentage of net revenues of 6.2% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the increase in cost of revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was due to the increase in cost of revenues and the decrease in net revenues.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter		Y/Y	Q/Q
	Ended June	% of Net	Ended March	% of Net	Ended June	% of Net	Growth	Growth
	30, 2011	Revenues	31, 2011	Revenues	30, 2010	Revenues	rate	rate
Selling and marketing expenses	4,536	8.0%	4,289	7.2%	4,545	8.3%	-0.2%	5.8%
General and administrative expenses	4,343	7.6%	4,854	8.1%	7,679	13.9%	-43.4%	-10.5%
Impairment of intangible asset	656	1.1%	—	0.0%	—	0.0%	N/A	N/A

Total operating expenses	9,535	16.7%	9,143	15.3%	12,224	22.2%	-22.0%	4.3%

Adjusted operating expenses (Non-GAAP)	6,988	12.3%	7,495	12.5%	7,914	14.4%	-11.7%	-6.8%

Total operating expenses for the second quarter of 2011 were US$9.5 million, representing a year-over-year decrease of 22.0% from US$12.2 million and a quarter-over-quarter increase of 4.3% from US$9.1 million.
Total operating expenses for the second quarter of 2011 included share-based compensation expenses of US$938,000, compared to share-based compensation expenses of US$3.4 million in the same period one year ago and share-based compensation expenses of US$709,000 in the previous quarter. The year-over-year decrease in share-based compensation expenses was primarily due to one-time share-based compensation expenses of US$1.6 million in the second quarter of 2010. The quarter-over-quarter increases in share-based compensation expenses were primarily due to a re-pricing of stock options. On June 7, 2011, to provide better incentive to its employees, the Compensation Committee of AirMedia’s board of directors approved an adjustment to the exercise price of certain outstanding stock options which were granted on March 22, 2011. The revised exercise price for each option is US$1.57 per ordinary share, or US$3.14 per ADS.
Adjusted operating expenses (non-GAAP) for the second quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, were US$7.0 million, representing a year-over-year decrease of 11.7% from US$7.9 million and a quarter-over-quarter decrease of 6.8% from US$7.5 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the second quarter of 2011 was 12.3%, compared to 14.4% in the same period one year ago and 12.5% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the second quarter of 2011 were US$4.5 million, including share-based compensation expenses of US$284,000. This remained relatively unchanged year-over-year and increased by 5.8% quarter-over-quarter from US$4.3 million in the previous quarter. The year-over-year change was primarily due to higher professional fees, higher expenses related to the expansion of the gas station media network and higher sales commissions for direct sales force, which were partially offset by lower share-based compensation expenses. The quarter-over-quarter increase was primarily due to higher professional fees.

General and administrative expenses for the second quarter of 2011 were US$4.3 million, including share-based compensation expenses of US$654,000. This represented a year-over-year decrease of 43.4% from US$7.7 million and a quarter-over-quarter decrease of 10.5% from US$4.9 million. The year-over-year decrease was primarily due to lower share-based compensation expenses, lower bad-debt provisions and lower professional fees. The quarter-over-quarter decrease was primarily due to lower bad-debt provisions, which was partially offset by higher share-based compensation expenses.
AirMedia recorded an impairment of intangible asset of US$656,000 in the second quarter of 2011 for the fire prevention bulletin board advertisement business due to a decrease in the total projected discounted cash flow from its operations. AirMedia holds 75% equity interest in this subsidiary.
Loss from Operations
Loss from operations for the second quarter of 2011 was US$13.3 million, as compared to loss from operations of US$5.8 million in the same period one year ago and loss from operations of US$5.4 million in the previous quarter.
Adjusted loss from operations (non-GAAP) for the second quarter of 2011, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$10.8 million, compared to adjusted loss from operations (non-GAAP) of US$1.4 million in the same period one year ago and adjusted loss from operations (non-GAAP) of US$3.8 million in the previous quarter. Adjusted operating margin (non-GAAP) for the second quarter of 2011, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was negative 18.9%, compared to negative 2.6% in the same period one year ago and negative 6.3% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefits/Expenses
Income tax benefits for the second quarter of 2011 were US$2.5 million, compared to income tax expenses of US$19,000 in the same period one year ago and income tax expenses of US$522,000 in the previous quarter. AirMedia has calculated income tax provision using the estimated Annual Effective Tax Rate approach in the second quarter of 2011, a switch of practice from applying actual effective tax rate previously. The estimated Annual Effective Tax Rate is 11.4% for 2011.
Net Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for the second quarter of 2011 was US$8.6 million, compared to net loss attributable to AirMedia’s shareholders of US$4.7 million in the same period one year ago and net loss attributable to AirMedia’s shareholders of US$3.9 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2011 was US$0.13, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.07 in the same period one year ago and basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the second quarter of 2011 was US$0.13, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.07 in the same period one year ago and diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the previous quarter.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the second quarter of 2011, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$6.1 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$424,000 in the same period one year ago and adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$2.3 million in the previous quarter. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the second quarter of 2011 was US$0.09, compared to basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the same period one year ago and basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the previous quarter. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the second quarter of 2011 was US$0.09, compared to diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.01 in the same period one year ago and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the previous quarter.
Please refer to the attached table captioned “Reconciliation Of GAAP Net Loss and EPS To Non-GAAP Adjusted Net Loss and EPS” for a reconciliation of net loss attributable to AirMedia’s shareholders and basic and diluted net loss attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash and Restricted Cash
Other than restricted cash of US$6.1 million, cash totaled US$114.5 million as of June 30, 2011, compared to US$106.5 million as of December 31, 2010. The increase in cash from December 31, 2010 was primarily due to cash flow from operations.
ADS Repurchases
On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding American Depositary Shares (“ADSs”) within two years from March 21, 2011. As of August 14, 2011, AirMedia had repurchased an aggregate of 1,341,741 ADSs on the open market for a total consideration of US$5.1 million.
Management Buy-back Announcement
During the period from May 26, 2011 to June 30, 2011, AirMedia’s chairman and chief executive officer, Herman Guo, purchased a total of 422,124 ADSs at an average price of US$3.45 per ADS, with an approximate value of US$1,456,693 from the public market. The purchases were made under the account of Mr. Guo’s wife.
Update on Advertisements on the Gate Bridges at Terminal 3 of the Beijing Airport
At Terminal 3 of the Beijing Capital International Airport, AirMedia started to put advertisements on the interior of the gate bridges on May 7, 2011 and on the exterior of the gate bridges on June 13, 2011. Advertisements on the gate Bridges at Terminal 3 of the Beijing Airport generated revenues of US$2.2 million in the second quarter of 2011.
AirMedia currently expects that the revenues from the gate bridges at Terminal 3 of the Beijing Capital International Airport in the third quarter of 2011 will be sufficient to cover their quarterly concession fees during the corresponding period.

Other Recent Developments
On August 12, 2011, AirMedia commenced operations of two Mega-size LED screens at the newly opened Terminal 3 of Changsha Huanghua International Airport in Hunan province, which were installed above the domestic security check areas.
On July 22, 2011, AirMedia commenced operations of four sets of digital TV screens at the security check areas in Guiyang Longdongbao International Airport in Guizhou province.
On July 22, 2011, AirMedia commenced operations of four sets of digital TV screens at the security check areas in Haikou Meilan International Airport in Hainan province.
On July 8, 2011, AirMedia commenced operations of 21 sets of stand-alone digital frames and 56 sets of digital TV screens in Nanchang Changbei International Airport in Jiangxi province.
Business Outlook
AirMedia currently expects that its total revenues for the third quarter of 2011 will range from US$67.0 million to US$69.0 million, representing a year-over-year increase of 10.6% to 13.9% from the same period in 2010 and a quarter-over-quarter increase of 14.5% to 17.9% from the previous quarter.
AirMedia currently expects that concession fees will be approximately US$41.5 million in the third quarter of 2011. The quarter-over-quarter increase from the second quarter of 2011 will be primarily due to the full quarter operation of advertisements on the gate bridges at Terminal 3 of the Beijing Capital International Airport.
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter		Y/Y	Q/Q
	Ended June		Ended March		Ended June		Growth	Growth
	30, 2011		31, 2011		30, 2010		Rate	Rate
Digital frames in airports
Number of airports in operation		35		35		33	6.1%	0.0%
Number of time slots available for sale (2)		34,398		34,139		32,708	5.2%	0.8%
Number of time slots sold (3)		10,422		10,327		9,918	5.1%	0.9%
Utilization rate (4)		30.3%		30.2%		30.3%	0.0%	0.1%
Average advertising revenue per time slot sold (5)	US$	2,626	US$	2,924	US$	2,724	-3.6%	-10.2%

Digital TV screens in airports
Number of airports in operation		37		37		37	0.0%	0.0%
Number of time slots available for sale (1)		18,446		18,780		22,950	-19.6%	-1.8%
Number of time slots sold (3)		2,438		3,555		5,344	-54.4%	-31.4%
Utilization rate (4)		13.2%		18.9%		23.3%	-10.1%	-5.7%
Average advertising revenue per time slot sold (5)	US$	1,604	US$	1,465	US$	1,226	30.8%	9.5%

Digital TV screens on airplanes
Number of airlines in operation		8		8		8	0.0%	0.0%
Number of time slots available for sale (1)		414		414		396	4.5%	0.0%
Number of time slots sold (3)		192		232		259	-25.9%	-17.2%
Utilization rate (4)		46.4%		56.0%		65.4%	-19.0%	-9.6%
Average advertising revenue per time slot sold (5)	US$	29,208	US$	29,325	US$	22,672	28.8%	-0.4%

Traditional Media in airports
Numbers of locations available for sale (6)		892		875		705	26.5%	1.9%
Numbers of locations sold (7)		635		522		455	39.6%	21.6%
Utilization rate (8)		71.2%		59.7%		64.5%	6.7%	11.5%
Average advertising revenue per location sold (9)	US$	25,285	US$	26,631	US$	26,903	-6.0%	-5.1%

Notes:

(1)
A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)
A time slot is defined as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)
Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports respectively by the respective number of time slots sold.

(6)
The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the second quarter 2011 earnings at 9:00 PM U.S. Eastern Time on August 18, 2011 (6:00 PM U.S. Pacific Time on August 18, 2011; 9:00 AM Beijing/Hong Kong time on August 19, 2011). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 866 713 8395
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 597 5309
Pass code: AMCN
A replay of the call will be available for 1 week between 12:00 a.m. on August 19, 2011 and 11:59 p.m. on August 25, 2011, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 83173056
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, and (3) impairment of intangible assets.
Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Loss and EPS and Non-GAAP Adjusted Net Loss and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 35 major airports and digital TV screens in 37 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by eight airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	June 30,	December 31,
	2011	2010

ASSETS:
Current assets:
Cash	114,471	106,505
Restricted cash	6,106	6,798
Accounts receivable, net	69,407	62,455
Prepaid concession fees	21,600	31,787
Amount due from related party	144	306
Other current assets	4,665	2,713
Deferred tax assets — current	4,984	5,050

Total current assets	221,377	215,614

Property and equipment, net	63,124	71,720
Long-term investments	1,851	1,714
Long-term deposits	14,612	13,874
Deferred tax assets — non-current	7,444	6,032
Acquired intangible assets, net	15,297	17,496
Goodwill	21,174	20,736

Total assets	344,879	347,186

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (Including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $50,409 as of December 31, 2010 and June 30, 2011, respectively)	51,243	39,020
Accrued expenses and other current liabilities (Including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $4,924 as of December 31, 2010 and June 30, 2011, respectively)	9,708	12,253
Deferred revenue (Including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $15,806 as of December 31, 2010 and June 30, 2011, respectively)	15,807	12,751
Income tax payable (Including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and nil as of December 31, 2010 and June 30, 2011, respectively)	—	1,263
Amounts due to related parties (Including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $431 as of December 31, 2010 and June 30, 2011, respectively)	431	422

Total current liabilities	77,189	65,709

Deferred tax liability — non-current (Including deferred tax liabilities — non-current of the consolidated variable interest entities without recourse to AirMedia Group Inc. $4,761 and $4,180 as of December 31, 2010 and June 30, 2011, respectively)	4,180	4,761

Total liabilities	81,369	70,470

Equity
Ordinary shares	129	132
Additional paid-in capital	274,234	277,676
Statutory reserves	7,671	7,671
Accumulated deficits	(40,706)	(28,164)
Accumulated other comprehensive income	23,796	18,353

Total AirMedia Group Inc.’s shareholders’ equity	265,124	275,668

Noncontrolling interests	(1,614)	1,048

Total equity	263,510	276,716

Total liabilities and equity	344,879	347,186

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010

Revenues	58,530	61,353	56,331
Business tax and other sales tax	(1,516)	(1,452)	(1,246)

Net revenues	57,014	59,901	55,085
Cost of revenues	60,788	56,195	48,612

Gross (loss)/profit	(3,774)	3,706	6,473
Operating expenses:
Selling and marketing *	4,536	4,289	4,545
General and administrative *	4,343	4,854	7,679
Impairment of intangible assets	656	—	—

Total operating expenses	9,535	9,143	12,224

Loss from operations	(13,309)	(5,437)	(5,751)
Interest income	386	355	137
Other income, net	395	336	84

Loss before income taxes and share of income on equity method investments	(12,528)	(4,746)	(5,530)
Income tax benefits (expenses)	2,497	(522)	(19)

Net loss before share of income on equity method investments	(10,031)	(5,268)	(5,549)
Share of income on equity method investments	40	58	48

Net loss	(9,991)	(5,210)	(5,501)

Less: Net loss attributable to noncontrolling interests	(1,351)	(1,308)	(767)

Net loss attributable to AirMedia Group Inc.’s shareholders	(8,640)	(3,902)	(4,734)

Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.07)	(0.03)	(0.04)
Diluted	(0.07)	(0.03)	(0.04)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS

Basic	(0.13)	(0.06)	(0.07)
Diluted	(0.13)	(0.06)	(0.07)
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — basic	130,815,205	131,876,085	131,169,981
Weighted average ordinary shares outstanding used in computing net loss per ordinary share — diluted	130,815,205	131,876,085	131,169,981
* Share-based compensation charges included are as follow:
Selling and marketing	284	281	927
General and administrative	654	428	2,450

AirMedia Group Inc.
RECONCILIATION OF GAAP NET LOSS AND EPS TO NON-GAAP ADJUSTED NET LOSS AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010

Net loss attributable to AirMedia Group Inc.’s shareholders (GAAP)	(8,640)	(3,902)	(4,734)
Amortization of acquired intangible assets	953	939	933
Share-based compensation	938	709	3,377
Impairment of intangible assets	656	—	—

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders (Non-GAAP)	(6,093)	(2,254)	(424)

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)
Basic	(0.05)	(0.02)	0.00
Diluted	(0.05)	(0.02)	0.00

Adjusted net loss attributable to AirMedia Group Inc.’s shareholders per ADS (Non-GAAP)
Basic	(0.09)	(0.03)	(0.01)
Diluted	(0.09)	(0.03)	(0.01)

Shares used in computing adjusted basic net loss attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)	130,815,205	131,876,085	131,169,981
Shares used in computing adjusted diluted net loss attributable to AirMedia Group Inc.’s shareholders per share (Non-GAAP)	130,815,205	131,876,085	131,169,981

Note:
The Non-GAAP adjusted net loss per share and per ADS are computed using Non-GAAP net adjusted loss and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010

Operating expenses (GAAP)	9,535	9,143	12,224
Amortization of acquired intangible assets	953	939	933
Share-based compensation	938	709	3,377
Impairment of intangible assets	656	—	—

Adjusted operating expenses (Non-GAAP)	6,988	7,495	7,914

Adjusted operating expenses as a percentage of net revenues (Non-GAAP)	12.3%	12.5%	14.4%
AirMedia Group Inc.
RECONCILIATION OF GAAP LOSS FROM OPERATIONS TO NON-GAAP ADJUSTED LOSS FROM OPERATIONS
(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	June 30,	March 31,	June 30,
	2011	2011	2010

Loss from operations	(13,309)	(5,437)	(5,751)
Amortization of acquired intangible assets	953	939	933
Share-based compensation	938	709	3,377
Impairment of intangible assets	656	—	—

Adjusted loss from operations (Non-GAAP)	(10,762)	(3,789)	(1,441)

Adjusted operating margin (Non-GAAP)	-18.9%	-6.3%	-2.6%